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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                        NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                                0-17928

                             (Check One):                  CUSIP NUMBER
                                                             645639 10 5

    (Check One):   /X/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K
                   / / Form 10-Q and Form 10-QSB  / / Form N-SAR


    For Period Ended:    June 30, 1996
                         -------------
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    [ ] Money Market Fund Rule 30b3-1 Filing
    For the Transition Period Ended:
                                    --------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NEW IMAGE INDUSTRIES, INC., a Delaware corporation
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Full Name of Registrant

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Former Name if Applicable

2283 Cosmos Court
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Address of Principal Executive Office (Street and Number)

Carlsbad, California 92009
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

    /X/  (a)       The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

    /X/  (b)       The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / /  (c)       The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Registrant is unable to meet the deadline for filing its annual report of Form 10-K ("10-K") for its fiscal year ended June 30, 1996, which is due in EDGARized form September 30, 1996. The filing could not have been made by the required filing date without unreasonable effort or expense by reason of the following extraordinary circumstances:

              1. Effective May 31, 1996, Registrant acquired Insight Imaging Systems, Inc., a California corporation ("Insight") previously located in San Carlos, California. Insight has become a wholly-owned subsidiary of Registrant. For more than two months following the closing of the acquisition of Insight, a substantial proportion of the inside and outside accounting resources of both Companies were devoted to generating the financial information for the periodic report on Form 8-K required in connection with that transaction.

              2. One of the financial synergies of the acquisition was the consolidation of the operations of the two companies into the Registrant's facility in Carlsbad, California, several hundred miles from the Insight executive facilities. Substantial accounting and other human resources

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         have been devoted to this consolidation since May 31, 1996.

              3. Because of a change in Registrant's management and a move of the Registrant's headquarters from Canoga Park, California to Carlsbad, California since the completion of its fiscal year ended June 30, 1995, there has been a complete change in personnel responsible for Registrant's accounting activities adding to the time required to prepare the 10-K.

              4. In connection with the move of the Registrant's headquarters from Canoga Park to Carlsbad, it also changed its outside counsel from counsel located in the Los Angeles area to counsel located in the San Diego area. This is the first 10-K in which Registrant's new counsel has been involved.

         The Company has devoted substantial time of employees and engaged substantial outside accounting and legal resources for assistance in preparing the Form 10-K for filing by the deadline. Nevertheless, as of the deadline for filing, the report requires additional revision before it will be in final form.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harold R. Orr         (619)       930-9900
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    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       /X/ Yes        / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       /X/ Yes        / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation is as follows:

         The Registrant has not recorded a prior period adjustment, however, the

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    accounting treatment of pooling associated with the acquisition of Insight requires a restatement to incorporate those financial results and balances for prior years.


       NEW IMAGE INDUSTRIES, INC., a Delaware Corporation
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         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 30, 1996      By        /s/ Harold R. Orr
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                                       Harold R. Orr
                                       Chief Financial Officer